Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement No.  333-213497  on Form F-10, Registration Statement No. 333-186874 on Form F-3 and Registration Statement No. 333-181463 on Form S-8 of our reports dated February 9, 2017 relating to the consolidated financial statements of TELUS Corporation and subsidiaries (the “Company”) and the effectiveness of the Company’s internal controls over financial reporting appearing in this Current Report on Form 6-K of TELUS Corporation.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada

March 1, 2017